UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-40333

LARGO INC.

(Translation of registrant's name into English)

1 First Canadian Place,

100 King Street West, Suite 1600

Toronto, Ontario M5X 1G5

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐              Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibit Index

Exhibit No.	Description of Exhibit

99.1

Independent NI 43-101 Technical Report: An Updated Life of Mine Plan (LOMP) for Gulçari A (Campbell Pit) and Pre-Feasibility Study for Gulçari A Norte (GAN), Novo Amparo (NAO), Novo Amparo Norte (NAN) and São José (SJO) Deposits

99.2	NI 43-101 Certificate of Fábio Valério Câmara Xavier

99.3	NI 43-101 Certificate of Guilherme Gomides Ferreira

99.4	NI 43-101 Certificate of Paulo Roberto Bergmann

99.5	NI 43-101 Certificate of Porfírio Cabeleiro Rodriguez

99.6	NI 43-101 Certificate of Branca Horta

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 26, 2024

LARGO INC.

By: /s/ Daniel Tellechea
Name: Daniel Tellechea
Title: Chief Executive Officer